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                              May 26, 2021

       Malcolm Wilson
       Chief Executive Officer
       GXO Logistics, Inc.
       Five American Lane
       Greenwich, CT 6831

                                                        Re: GXO Logistics, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted May 14,
2021
                                                            CIK No. 0001852244

       Dear Mr. Wilson :

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10

       Risks Related to Our Common Stock
       GXO's amended and restated certificate of incorporation will contain an exclusive forum provision..., page 35

   1. You state that your forum selection provision will identify a Delaware state court (or, if no jurisdiction, the
federal district court for the District of Delaware) as the exclusive forum for certain litigation,
including any    derivative action." You also state that the provision
                                                        will apply to state and
federal law claims, including claims under the federal securities laws, including the
Securities Act and the Exchange Act. However, you revised
                                                        corresponding
disclosure under "Exclusive Forum" on page 113 such that it provides a
 Malcolm Wilson
GXO Logistics, Inc.
May 26, 2021
Page 2
      different description regarding the provision. Please provide consistent disclosure as to whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If it does, please state that there is uncertainty as to whether a court would enforce it. If it applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameMalcolm Wilson
                                                            Division of
Corporation Finance
Comapany NameGXO Logistics, Inc.
                                                            Office of Energy &
Transportation
May 26, 2021 Page 2
cc:       Viktor Sapezhnikov
FirstName LastName